UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

LogSearch, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

54142Y 101

(CUSIP Number)

Biao Tan
P.O. Box 031-115
Shennan Zhong Road
Shenzhen City, P.R. China 518031

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 21, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 54142Y 101

1.	Name of Reporting Person: Biao Tan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: China

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 18,000,000 shares of Common Stock

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 18,000,000 Shares of Common Stock

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 85.5%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock of LogSearch, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3632-13th Street S.W. Calgary, Alberta.

Item 2. Identity and Background

This Schedule 13D is being filed on behalf of Biao Tan (the “Reporting Person”). The address of Mr. Tan is P.O. Box 031-115, Shennan Zhong Road, Shenzhen City, P.R. China 518031. Mr. Tan, a citizen of China is a Human Resource Director with Jing Ying Zhi Mo Industry (Shenzhen) Company Limited from August 2005 until now and currently the Chief Executive Officer of the Issuer.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor is the Reporting Person a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Tan purchased 18,000,000 shares of common stock of the Issuer for $316,460 using his personal funds.

Item 4. Purpose of Transaction

As of March 21, 2007, LogSearch, Inc. (the “Registrant”), James Durward and Biao Tan entered into a stock purchase agreement (the “Stock Purchase Agreement”). There were no material relationships between the Registrant or its affiliates and any of the parties to the Stock Purchase Agreement, other than in respect of the Stock Purchase Agreement.

Pursuant to the terms and conditions of the Stock Purchase Agreement, Biao Tan (the “Buyer”) acquired from James Durward (the “Seller”) approximately 81% of the issued and outstanding shares of common stock of the Registrant (the “Transaction”). As of March 20, 2007, Mr. Durward, through an entity of which he is the President and deemed to be the beneficial owner, entered into an agreement with Mr. Tan whereby Mr. Durward sold approximately 4% of the issued and outstanding shares of common stock of the Registrant. In total Mr. Tan acquired approximately 85% of the issued and outstanding shares of common stock of the Registrant.

Immediately prior to the closing of the Transaction, James Durward and Daryl Cozac served as members of the Board of Directors. Pursuant to the terms and conditions set forth in the Stock Purchase Agreement, immediately following the closing of the Transaction, (1) the Buyer was appointed to the Board of Directors, (2) James Durward tendered an undated resignation from the Board of Directors, with the understanding that such resignation would be accepted at a future date, to be determined by the Buyer, after the closing of the Transaction, (3) Daryl Cozac tendered a resignation from the Board of Directors and as an officer of the Registrant, and (4) the parties agreed to appoint the Buyer to the Board of Directors at a future date to be determined by the Buyer.

In addition, in the near future, Mr. Tan may cause the Issuer to (1) enter into a “reverse merger” with another company whereby the Issuer would be the surviving company, (2) change the Issuer’s name, and (3) effect a reverse stock split of the common stock of the Issuer.

Item 5. Interest in Securities of the Issuer

(a)  Biao Tan’s 18,000,000 shares of common stock of the Issuer (constituting 85.5% of the Issuer’s issued and outstanding common stock), acquired on March 21, 2007 pursuant to the Stock Purchase Agreement.

(b)  Mr. Tan has the sole power to vote or to direct the vote and the power to dispose or to direct the disposition of, the 18,000,000 shares of common stock of the Issuer that he owns.

(c)  Transactions in the securities effected during the past sixty days: None, other than the transactions described in Item 4 of this Schedule 13D.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Biao Tan.

(e) The date on which the Reporting Person ceased to be beneficial owners of more than five percent of the class of securities: Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      See Item 4 of this Schedule 13D for a description of the contracts and arrangements between Zujun Xu and others with respect to the common stock of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit A - Stock Purchase Agreement

Signatures

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Biao Tan
Biao Tan
Date:	March 23, 2007

Exhibit A

STOCK PURCHASE AGREEMENT

THIS AGREEMENT (this “Agreement”), entered into as of the ___ day of March, 2007, is made by and between James Durward (the “Shareholder”) LogSearch, Inc. (“LGSE”), and Biao Tan (“Tan”) (the “Buyer”).

Whereas, the Shareholder desires to sell to the Buyer and the Buyer wishes to purchase and acquire from the Shareholder an aggregate of 17,000,000 shares of LGSE’s common stock, pursuant to the terms and conditions of this Agreement.

Now, Therefore, in consideration of the representations, warranties and agreements set forth herein, the parties hereto hereby agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1  Definitions. In this Agreement the following terms will have the following meanings:

(a)	“Agreement” means this Stock Purchase Agreement;

(b)	“Closing” means the completion, on the date hereof, of the transactions contemplated hereby in accordance with Article 7 hereof;

(c)	“Place of Closing” means the offices of David E. Price at 13520 Oriental Street, Rockville, Maryland 20853 or such other place as the Buyer and LGSE may mutually agree upon;

(d)
“LGSE Accounts Payable and Liabilities” means all accounts payable and liabilities of LGSE, on a consolidated basis, due and owing or otherwise constituting a binding obligation of LGSE and its subsidiaries (other than an LGSE Material Contract) as of March 8, 2007, as set forth is Schedule “A” hereto;

(e)	“LGSE Accounts Receivable” means all accounts receivable and other debts owing to LGSE, on a consolidated basis, as of March 8, 2007, as set forth in Schedule “B” hereto;

(f)
“LGSE Assets” means the undertaking and all the property and assets of the LGSE Business of every kind and description wheresoever situated including, without limitation, LGSE Equipment, LGSE Inventory, LGSE Material Contracts, LGSE Accounts Receivable, LGSE Cash, LGSE Intangible Assets and LGSE Goodwill, and all credit cards, charge cards and banking cards issued to LGSE;

(g)	“LGSE Bank Accounts” means all of the bank accounts, lock boxes and safety deposit boxes of LGSE and its subsidiaries or relating to the LGSE Business as set forth in Schedule “C” hereto;

(h)	“LGSE Business” means all aspects of any business conducted by LGSE and its subsidiaries;

(i)	“LGSE Cash” means all cash on hand or on deposit to the credit of LGSE and its subsidiaries on the date hereof;

(j)	“LGSE Common Shares” means the shares of common stock in the capital of LGSE;

(k)	“LGSE Debt to Related Parties” means the debts owed by LGSE and its subsidiaries to any affiliate, director or officer of LGSE as described in Schedule “D” hereto;

(l)	“LGSE Equipment” means all machinery, equipment, furniture, and furnishings used in the LGSE Business, including, without limitation, the items more particularly described in Schedule “E” h ereto;

(m)
“LGSE Financial Statements” means, collectively, the audited consolidated financial statements of LGSE for the fiscal year ended October 31, 2006, and the unaudited consolidated financial statements of LGSE for the three month period ended December 31, 2006, true copies of which are attached as Schedule “F” hereto;

(n)
“LGSE Goodwill” means the goodwill of the LGSE Business including the right to all corporate, operating and trade names associated with the LGSE Business, or any variations of such names as part of or in connection with the LGSE Business, all books and records and other information relating to the LGSE Business, all necessary licenses and authorizations and any other rights used in connection with the LGSE Business;

(o)	“LGSE Insurance Policies” means the public liability insurance and insurance against loss or damage to the LGSE Assets and the LGSE Business as described in Schedule “G” hereto;

(p)
“LGSE Intangible Assets” means all of the intangible assets of LGSE and its subsidiaries, including, without limitation, LGSE Goodwill, all trademarks, logos, copyrights, designs, and other intellectual and industrial property of LGSE and its subsidiaries;

(q)	“LGSE Inventory” means all inventory and supplies of the LGSE Business as of March 8, 2007, as set forth in Schedule “H” hereto;

(r)
“LGSE Material Contracts” means the burden and benefit of and the right, title and interest of LGSE and its subsidiaries in, to and under all trade and non-trade contracts, engagements or commitments, whether written or oral, to which LGSE or its subsidiaries are entitled whereunder LGSE or its subsidiaries are obligated to pay or entitled to receive the sum of $750 or more including, without limitation, any pension plans, profit sharing plans, bonus plans, loan agreements, security agreements, indemnities and guarantees, any agreements with employees, lessees, licensees, managers, accountants, suppliers, agents, distributors, officers, directors, attorneys or others which cannot be terminated without liability on not more than one month's notice, and those contracts listed in Schedule “I” hereto; and

(s)	“Shares” shall mean the 17,000,000 shares of LGSE Common Stock to be sold to Buyer by the Shareholder hereunder.

Any other terms defined within the text of this Agreement will have the meanings so ascribed to them.

1.2 Captions and Section Numbers. The headings and section references in this Agreement are for convenience of reference only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof.

1.3 Section References and Schedules. Any reference to a particular “Article”, “section”, “paragraph”, “clause” or other subdivision is to the particular Article, section, clause or other subdivision of this Agreement and any reference to a Schedule by letter will mean the appropriate Schedule attached to this Agreement and by such reference the appropriate Schedule is incorporated into and made part of this Agreement.

1.4 Severability of Clauses. If any part of this Agreement is declared or held to be invalid for any reason, such invalidity will not affect the validity of the remainder which will continue in full force and effect and be construed as if this Agreement had been executed without the invalid portion, and it is hereby declared the intention of the parties that this Agreement would have been executed without reference to any portion which may, for any reason, be hereafter declared or held to be invalid.

ARTICLE 2
PURCHASE AND SALE

2.1  Issuance of the Shares. Subject to all of the terms and conditions of this Agreement, the Shareholder does hereby sell, assign, transfer and convey to the Buyer, and the Buyer does hereby purchase and accept from the Shareholder, the Shares, free and clear of all encumbrances, liens, charges and claims.

2.2  Purchase Price; Payment. The purchase price for the Shares is Three hundred and sixteen thousand, four hundred and fifty-five US dollars ($316,455.00) (the “Purchase Price”) and shall be paid by wire transfer $316,455.00 of immediately available funds or bank or certified check in accordance with Exhibit A.

ARTICLE 3
SELLERS’ REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties. The Shareholder and LGSE jointly and severally make the representations and warranties set forth below and intend and acknowledge that the Buyer will rely thereon in entering into this Agreement and in approving and completing the transactions contemplated hereby. Any schedules described in or contemplated by such representations and warranties shall be prepared both as of the date of this Agreement and as of the date of the Closing.

The Seller

(a)
Power and Capacity. The Shareholder has the power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement constitutes the Shareholder’s valid, legal and binding obligation and is enforceable against the Shareholder in accordance with its terms, subject, however, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, moratorium and similar laws of general applicability relating to or affecting creditors’ rights;

(b)
Legal Proceedings, Etc. There is no legal, equitable, administrative or arbitration action, suit, proceeding or known investigation pending or threatened against or affecting the Shareholder. There is no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against either party constituting the Shareholder and there is no basis for any action, suit, proceeding or investigation against the Shareholder.

(c)
Ownership. The Shareholder is the sole legal, beneficial and registered owner of the Shares, free and clear of any liens, security interests, charges or other encumbrances of any nature whatsoever. The Shares are validly issued, fully paid and non-assessable.

LGSE - Corporate Status and Capacity

(d)
Incorporation. LGSE is a corporation duly incorporated and validly subsisting under the laws of the State of Nevada, and is in good standing with the office of the Secretary of State for the State of Nevada;

(e)	Carrying on Business. LGSE does not currently conduct any business activity. LGSE is not required to register or otherwise be qualified to carry on business in any foreign jurisdiction;

(f)	Corporate Capacity. LGSE has the corporate power, capacity and authority to own the LGSE Assets;

(g)
Reporting Status; Listing. LGSE is required to file current reports with the Securities and Exchange Commission pursuant to section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and LGSE’s Common Shares are quoted on the National Association of Securities Dealers, Inc.’s Over-the-Counter Bulletin Board System (the “OTC Bulletin Board”). LGSE has filed all reports required to be filed by it under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the five years preceding the date hereof (or such shorter period as the LGSE was required by law to file such material) (the foregoing materials being collectively referred to herein as the “SEC Documents”) and is current with respect to its Exchange Act filing requirements.  As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they were made, not misleading.  All material agreements to which LGSE is a party or to which the property or assets of LGSE are subject have been appropriately filed as exhibits to the SEC Documents as and to the extent required under the Exchange Act.  The financial statements of LGSE included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of unaudited statements, as permitted by Form 10-QSB of the Commission), and fairly present in all material respects (subject in the case of unaudited statements, to normal, recurring audit adjustments) the financial position of LGSE as at the dates thereof and the results of its operations and cash flows for the periods then ended.  LGSE is not aware of any facts which would make LGSE’s Common Stock ineligible for quotation on the OTC Bulletin Board;

LGSE - Capitalization

(h)
Authorized Capital. The authorized capital of LGSE consists of: (i) 75,000,000 shares of Common Stock, $.001 par value, of which 21,050,000 are presently issued and outstanding. There are no other securities authorized, issued or outstanding. There are no declared or accrued unpaid dividends with respect to any shares of the LGSE’s Common Shares. LGSE has no other capital stock authorized, issued or outstanding.

(i)
No Option. No person, firm or corporation has any agreement, warrant or option or any right capable of becoming an agreement or option for the acquisition of LGSE Common Shares or for the purchase, subscription or issuance of any other securities of LGSE;

LGSE - Records and Financial Statements

(j)	Charter Documents. The charter documents of LGSE have not been altered since its incorporation, except as filed in the record books of LGSE;

(k)
Corporate Minute Books. The corporate minute books of LGSE and its subsidiaries are complete and each of the minutes contained therein accurately reflect the actions that were taken at a duly called and held meeting or by consent without a meeting. All actions by LGSE and its subsidiaries which required director or shareholder approval are reflected on the corporate minute books of LGSE and its subsidiaries. LGSE and its subsidiaries are not in violation or breach of, or in default with respect to, any term of their respective Certificates of Incorporation (or other charter documents) or by-laws.

(l)
LGSE Financial Statements. The LGSE Financial Statements present fairly, in all material respects, the assets and liabilities (whether accrued, absolute, contingent or otherwise) of LGSE, on a consolidated basis, as of the respective dates thereof, and the sales and earnings of the LGSE Business during the periods covered thereby, in all material respects and have been prepared in substantial accordance with generally accepted accounting principles consistently applied;

(m)
LGSE Accounts Payable and Liabilities. There are no liabilities, contingent or otherwise, of LGSE or its subsidiaries which are not disclosed in Schedule “A” hereto or reflected in the LGSE Financial Statements and neither LGSE nor its subsidiaries have guaranteed or agreed to guarantee any debt, liability or other obligation of any person, firm or corporation. Without limiting the generality of the foregoing, all accounts payable and liabilities of LGSE and its subsidiaries as of March 8, 2007 are described in Schedule “A” hereto;

(n)
LGSE Accounts Receivable. All the LGSE Accounts Receivable result from bona fide business transactions and services actually rendered without, to the knowledge and belief of LGSE, any claim by the obligor for set-off or counterclaim;

(o)	LGSE Bank Accounts. All of the LGSE Bank Accounts, their location, numbers and the authorized signatories thereto are as set forth in Schedule “C” hereto;

(p)	No Debt to Related Parties. Except as disclosed in Schedule “D” hereto, neither LGSE nor its subsidiaries are, and on Closing will not be, indebted to any affiliate, director or officer of LGSE;

(q)	No Related Party Debt to LGSE. No director or officer or affiliate of LGSE is now indebted to or under any financial obligation to LGSE or its subsidiaries on any account whatsoever;

(r)	No Dividends. No dividends or other distributions on any shares in the capital of LGSE have been made, declared or authorized since the date of LGSE Financial Statements;

(s)
No Payments. No payments of any kind have been made or authorized since the date of the LGSE Financial Statements to or on behalf of officers, directors, shareholders or employees of LGSE or its subsidiaries or under any management agreements with LGSE or its subsidiaries, except payments made in the ordinary course of business;

(t)	No Pension Plans. There are no pension, profit sharing, group insurance or similar plans or other deferred compensation plans affecting LGSE or its subsidiaries;

(u)	No Adverse Events. Since the date of the LGSE Financial Statements

(i)
there has not been any adverse change in the financial position or condition of LGSE, its subsidiaries, its liabilities or the LGSE Assets or any damage, loss or other change in circumstances affecting LGSE, the LGSE Business or the LGSE Assets or LGSE’s right to carry on the LGSE Business, other than changes in the ordinary course of business,

(ii)	there has not been any damage, destruction, loss or other event (whether or not covered by insurance) adversely affecting LGSE, its subsidiaries, the LGSE Business or the LGSE Assets,

(iii)
there has not been any increase in the compensation payable or to become payable by LGSE to any of LGSE’s officers, employees or agents or any bonus, payment or arrangement made to or with any of them,

(iv)	the LGSE Business has been and continues to be carried on in the ordinary course,

(v)	LGSE has not waived or surrendered any right of material value,

(vi)	Neither LGSE nor its subsidiaries have discharged or satisfied or paid any lien or encumbrance or obligation or liability other than current liabilities in the ordinary course of business, and

(vii)	no capital expenditures in excess of $500 individually or $1,000 in total have been authorized or made.

LGSE - Income Tax Matters

(v)
Tax Returns. All tax returns and reports of LGSE and its subsidiaries required by law to be filed have been filed and are true, complete and correct, and any taxes payable in accordance with any return filed by LGSE and its subsidiaries or in accordance with any notice of assessment or reassessment issued by any taxing authority have been so paid;

(w)
Current Taxes. Adequate provisions have been made for taxes payable for the current period for which tax returns are not yet required to be filed and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return by, or payment of, any tax, governmental charge or deficiency by LGSE or its subsidiaries. There are no contingent tax liabilities or any grounds which would prompt a reassessment including aggressive treatment of income and expenses in filing earlier tax returns;

LGSE - Applicable Laws and Legal Matters

(x)
Licenses. LGSE and its subsidiaries hold all licenses and permits as may be required for carrying on the LGSE Business in the manner in which it has heretofore been carried on, which licenses and permits have been maintained and continue to be in good standing except where the failure to obtain or maintain such licenses or permits would not have an adverse effect on the LGSE Business;

(y)
Applicable Laws. Neither LGSE nor its subsidiaries have been charged with or received notice of breach of any laws, ordinances, statutes, regulations, by-laws, orders or decrees to which they are subject or which apply to them the violation of which would have an adverse effect on the LGSE Business (greater than $500), and to LGSE’s knowledge, neither LGSE nor its subsidiaries are in breach of any laws, ordinances, statutes, regulations, bylaws, orders or decrees the contravention of which would result in an adverse impact on the LGSE Business;

(z)
Pending or Threatened Litigation. There is no litigation or administrative or governmental proceeding pending or threatened against or relating to LGSE, its subsidiaries, the LGSE Business, or any of the LGSE Assets nor does LGSE have any knowledge after due investigation of any deliberate act or omission of LGSE or its subsidiaries that would form any basis for any such action or proceeding;

(aa)
No Bankruptcy. Neither LGSE nor its subsidiaries have made any voluntary assignment or proposal under applicable laws relating to insolvency and bankruptcy and no bankruptcy petition has been filed or presented against LGSE or its subsidiaries and no order has been made or a resolution passed for the winding-up, dissolution or liquidation of LGSE or its subsidiaries;

(bb)
Labor Matters. Neither LGSE nor its subsidiaries are party to any collective agreement relating to the LGSE Business with any labor union or other association of employees and no part of the LGSE Business has been certified as a unit appropriate for collective bargaining or, to the best knowledge of LGSE, has made any attempt in that regard;

(cc)
Finder's Fees. Neither LGSE nor its subsidiaries are party to any agreement which provides for the payment of finder's fees, brokerage fees, commissions or other fees or amounts which are or may become payable to any third party in connection with the execution and delivery of this Agreement and the transactions contemplated herein;

Execution and Performance of Agreement

(dd)	Authorization and Enforceability. The completion of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of LGSE;

(ee)	No Violation or Breach. The execution and performance of this Agreement will not:

(i)	violate the charter documents of LGSE or result in any breach of, or default under, any loan agreement, mortgage, deed of trust, or any other agreement to which LGSE or its subsidiaries are party,

(ii)	give any person any right to terminate or cancel any agreement including, without limitation, the LGSE Material Contracts, or any right or rights enjoyed by LGSE or its subsidiaries,

(iii)	result in any alteration of LGSE’s or its subsidiaries’ obligations under any agreement to which LGSE or its subsidiaries are party including, without limitation, the LGSE Material Contracts,

(iv)	result in the creation or imposition of any lien, encumbrance or restriction of any nature whatsoever in favor of a third party upon or against the LGSE Assets,

(v)	result in the imposition of any tax liability to LGSE or its subsidiaries relating to the LGSE Assets, or

(vi)	violate any court order or decree to which either LGSE or its subsidiaries are subject;

LGSE Assets - Ownership and Condition

(ff)
Business Assets. The LGSE Assets comprise all of the property and assets of the LGSE Business, and no other person, firm or corporation owns any assets used by LGSE in operating the LGSE Business, whether under a lease, rental agreement or other arrangement, other than as disclosed in Schedules “E” or “H” hereto;

(gg)
Title. LGSE is the legal and beneficial owner of the LGSE Assets, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances or other claims whatsoever, save and except as disclosed in Schedules “E” or “H” hereto;

(hh)	No Option. No person, firm or corporation has any agreement or option or a right capable of becoming an agreement for the purchase of any of the LGSE Assets;

(ii)	LGSE Insurance Policies. LGSE does not maintain public liability insurance nor insurance against loss or damage to the LGSE Assets and the LGSE Business;

(jj)	LGSE Material Contracts. The LGSE Material Contracts listed in Schedule “G” constitute all of the material contracts of LGSE and its subsidiaries;

(kk)
No Default. There has not been any default in any obligation of LGSE or any other party to be performed under any of the LGSE Material Contracts, each of which is in good standing and in full force and effect and unamended (except as disclosed in Schedule “I” hereto), and LGSE is not aware of any default in the obligations of any other party to any of the LGSE Material Contracts;

(ll)
No Compensation on Termination. There are no agreements, commitments or understandings relating to severance pay or separation allowances on termination of employment of any employee of LGSE or its subsidiaries. Neither LGSE nor its subsidiaries are obliged to pay benefits or share profits with any employee after termination of employment except as required by law;

LGSE Assets - LGSE Equipment

(mm)	LGSE Equipment. The LGSE Equipment has been maintained in a manner consistent with that of a reasonably prudent owner and such equipment is in good working condition;

LGSE Assets - LGSE Goodwill and Other Assets

(nn)
LGSE Goodwill. LGSE and its subsidiaries do not carry on the LGSE Business under any other business or trade names. LGSE does not have any knowledge of any infringement by LGSE or its subsidiaries of any patent, trademarks, copyright or trade secret;

LGSE Business

(oo)
Maintenance of Business. Since the date of the LGSE Financial Statements, LGSE and its subsidiaries have not entered into any agreement or commitment except in the ordinary course and except as disclosed herein;

(pp)	Subsidiaries. LGSE does not own any subsidiaries and does not otherwise own, directly or indirectly, any shares or interest in any other corporation, partnership, joint venture or firm; and

LGSE - Shares

(qq)
Shares. The Shares when delivered to the Buyer shall be validly issued and outstanding as fully paid and non-assessable shares and the Shares shall be transferable upon the books of LGSE, in all cases subject to the provisions and restrictions of all applicable securities laws.

3.2 Survival. The representations and warranties herein will be true at and as of the date hereof in all material respects. Notwithstanding the completion of the transactions contemplated hereby, the waiver of any condition contained herein (unless such waiver expressly releases a party from any such representation or warranty) or any investigation made by the Buyer, the representations and warranties made herein shall survive the Closing and be effective for a period of twelve months (12) months from the date hereof.

3.3 Indemnity. The Shareholder agrees to indemnify and save harmless the Buyer from and against any and all claims, demands, actions, suits, proceedings, assessments, judgments, damages, costs, losses and expenses, including any payment made in good faith in settlement of any claim (subject to the right of the Shareholders to defend any such claim), resulting from the breach by him of any representation or warranty made under this Agreement or from any misrepresentation in or omission from any certificate or other instrument furnished or to be furnished by LGSE to the Buyer hereunder.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE BUYER

4.1 Representations and Warranties. The Buyer makes the representations and warranties set forth below and intend and acknowledge that LGSE and the Shareholder will rely thereon in entering into this Agreement and in approving and completing the transactions contemplated hereby. Any schedules described in or contemplated by such representations and warranties shall be prepared both as of the date of this Agreement and as of the date of the Closing.

(a)
Power and Capacity. The Buyer has the power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement constitutes the Buyer’s valid, legal and binding obligation and is enforceable against it in accordance with its terms, subject, however, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity, regardless of whether such enforceability is considered in equity or at law;

(b)
No Conflict. Neither the execution and delivery of this Agreement by the Buyer, nor compliance with any of the provisions hereof, nor the consummation of the transactions contemplated hereby, will: (a) result in a default, or give rise to any right of termination, cancellation or acceleration, under any term, condition or provision of any contract or other instrument or obligation to which the Buyer is a party or by which its assets may be bound; or (b) violate any order, writ, injunction or decree applicable to the Buyer, or any of its properties or assets.

(c)
Legal Proceedings, Etc. There is no legal, equitable, administrative or arbitration action, suit, proceeding or known investigation pending or threatened against or affecting the Buyer. There is no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against either party constituting the Buyer and there is no basis for any action, suit, proceeding or investigation against Buyer.

4.2 Survival. The representations and warranties of the Buyer contained herein will be true at and as of Closing in all material respects as though such representations and warranties were made as of such time. Notwithstanding the completion of the transactions contemplated hereby, the waiver of any condition contained herein (unless such waiver expressly releases a party from any such representation or warranty) or any investigation made by the Sellers, the representations and warranties of the Buyer made herein shall survive the Closing and be effective for a period of twelve (12) months from the date hereof.

ARTICLE 5
FURTHER COVENANTS

5.1 Legend. The Buyer agrees to the imprinting of the following legend on any certificates representing the Shares:

“THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES ARE “RESTRICTED SECURITIES” WITHIN THE MEANING OF RULE 144(3) OF THE SECURITIES ACT AND MAY NOT BE RESOLD PUBLICLY UNDER RULE 144 UNTIL CERTAIN HOLDING PERIOD REQUIREMENTS ARE MET.”

5.2 Expenses of the Parties. Applbaum & Zouvas LLP shall bare the expense of edgarizing 10QSB only and David Price, Esq. shall bare the expense of full payment to Kevin Smith.

5.3 Further Assurances. Each party shall cooperate with the other, take such further action and execute and deliver such further documents as may be reasonably requested by any other party in order to carry out the terms and purposes of this Agreement.

ARTICLE 6
CONDITIONS PRECEDENT

6.1 Conditions Precedent in favor of LGSE and the Shareholder. The obligations of LGSE and the Shareholder to carry out the transactions contemplated hereby are subject to the fulfillment of each of the following conditions precedent on or before the Closing:

(a)	all documents or copies of documents required to be executed and delivered to LGSE hereunder will have been so executed and delivered;

(b)	all of the terms, covenants and conditions of this Agreement to be complied with or performed by the Buyer at or prior to the Closing will have been complied with or performed; and

6.2 Waiver by LGSE and the Shareholder. The conditions precedent set out in the preceding section are inserted for the exclusive benefit of LGSE and the Shareholder and any such condition may be waived in whole or in part by LGSE or the Shareholder at or prior to Closing by delivering to the Buyer a written waiver to that effect signed by LGSE or the Shareholder, as the case may be. In the event that the conditions precedent set out in the preceding section are not satisfied on or before the Closing, the Shareholder shall be released from all obligations under this Agreement.

6.3  Conditions Precedent in Favor of the Buyer. The obligation of the Buyer to carry out the transactions contemplated hereby is subject to the fulfillment of each of the following conditions precedent on or before the Closing:

(a)	all documents or copies of documents required to be executed and delivered to the LGSE or the Shareholder hereunder will have been so executed and delivered;

(b)
LGSE, its officers and directors and each Shareholder shall be current in their respective filing obligations with the Securities and Exchange Commission (it being understood that Schedule 13Ds and Forms 3 and 4 may be required to be filed by such parties, as applicable);

(c)	all of the terms, covenants and conditions of this Agreement to be complied with or performed by the Shareholder or LGSE at or prior to the Closing will have been complied with or performed;

(d)	LGSE will have delivered the Shares, duly and validly issued, to the Buyer at the Closing;

(e)	title to the Shares will be free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances or other claims whatsoever;

(f)
the completion of the transfer of all assets and liabilities of LGSE on or prior to the Closing will have been completed to the satisfaction of the Buyer, which transfer shall reflected in the schedules provided to the Buyer as of the date of the Closing; and

(g)	The Buyer shall have received from LGSE’s counsel a legal opinion in form and substance satisfactory to LGSE.

6.4 Waiver by the Buyer. The conditions precedent set out in the preceding section are inserted for the exclusive benefit of the Buyer and any such condition may be waived in whole or in part by the Buyer at or prior to the Closing by delivering to LGSE and Shareholder a written waiver to that effect signed by the Buyer. In the event that the conditions precedent set out in the preceding section are not satisfied on or before the Closing the Buyer shall be released from all obligations under this Agreement.

6.5 Confidentiality. Notwithstanding any provision herein to the contrary, the parties hereto agree that the existence and terms of this Agreement are confidential and that if this Agreement is terminated pursuant to the preceding section the parties agree to return to one another any and all financial, technical and business documents delivered to the other party or parties in connection with the negotiation and execution of this Agreement and shall keep the terms of this Agreement and all information and documents received from the other party and the contents thereof confidential and not utilize nor reveal or release same, provided, however, that LGSE will be required to issue news releases regarding the execution and consummation of this Agreement and file a Current Report on Form 8-K with the Securities and Exchange Commission respecting the proposed transaction contemplated hereby together with such other documents as are required to maintain LGSE’s status as being current in all of its filings with the Securities and Exchange Commission.

ARTICLE 7
CLOSING

7.1 Closing. The sale of the Shares and the other transactions contemplated by this Agreement will be closed at the Place of Closing in accordance with the closing procedure set out in this Article.

7.2 Closing Deliveries of the Buyer. On or before the Closing, the Buyer will deliver or cause to be delivered to the Shareholder:

(a)	this Agreement, duly executed by the Buyer;

(b)	the Purchase Price

(c)
all reasonable consents or approvals required to be obtained by the Buyer for the purposes of completing the transaction contemplated herein and preserving and maintaining the interests of the Buyer; and

(d)	such other documents as LGSE may reasonably require to give effect to the terms and intention of this Agreement.

7.3 Closing Deliveries of the Shareholder. On or before the Closing, LGSE and the Shareholder shall deliver or cause to be delivered to the Buyer:

(a)	this Agreement, duly executed by the Shareholder;

(b)	share certificates representing the Shares;

(c)	resignations of all of the officers of LGSE as of the date hereof;

(d)	updated schedules of LGSE and the Shareholder, dated as of the date of the Closing;

(e)	a certified copy of a resolution of the directors of LGSE dated as of the date hereof appointing the nominees of the Buyer as officers of the Buyer;

(f)	an undated resolution of the directors of LGSE appointing the nominee of the Buyer listed below in Article 8 to the board of directors of LGSE;

(g)	undated resignation James Durward as a director of LGSE;

(h)	resignations of all directors other than James Durward, as directors of LGSE dated as of the date hereof;

(i)	all reasonable consents or approvals required to be obtained by the Buyer for the purposes of completing the transaction contemplated herein and preserving and maintaining the interests of the Buyer;

(j)	the legal opinion of LGSE’s counsel referred to in Section 6.3(g); and

(k)	such other documents as the Buyer may reasonably require to give effect to the terms and intention of this Agreement.

ARTICLE 8
POST-CLOSING MATTERS

Forthwith after the Closing, the Buyer and the Shareholder agree to use all their best efforts to:

(a)
file with the Securities and Exchange Commission a report on Form 14f-1 disclosing the change in control of LGSE and, 10 days after such filing, date the resolutions appointing to the board of directors of LGSE, Biao Tan, and forthwith date and accept the resignation of James Durward as a director of LGSE;

(b)	file a Form 8-K with the Securities and Exchange Commission disclosing the terms of this Agreement;

(c)	file reports on Forms 13D and 3 with the Securities and Exchange Commission disclosing the acquisition of the Shares by the Buyer; and

(d)	take such steps are required to change the name of LGSE to as Buyer may determine.

ARTICLE 9
GENERAL PROVISIONS

9.1 Notice. Any notice required or permitted to be given by any party will be deemed to be given when in writing and delivered to the address for notice of the intended recipient by personal delivery, prepaid single certified or registered mail, or telecopier. Any notice delivered by mail shall be deemed to have been received on the fourth business day after and excluding the date of mailing, except in the event of a disruption in regular postal service in which event such notice shall be deemed to be delivered on the actual date of receipt. Any notice delivered personally or by telecopier shall be deemed to have been received on the actual date of delivery.

9.2 Addresses for Service. The address for service of notice of each of the parties hereto is as follows:

(a)	the Shareholder:

James Durward
3632-13 St. SW
Calgary, Alberta, Canada
T2T 3R1

(b)	the Buyer:

Biao Tan
P.O. Box 031-115, Shennan Zhong Road
Shenzhen City, P.R. China 518031

with a copy to:
Berkman, Henoch, Peterson & Peddy, P.C.
100 Garden City Plaza
Garden City, New York 11530
Attention: Jeffrey M. Stein, Esq.

9.3 Change of Address. Any party may, by notice to the other parties change its address for notice to some other address in North America and will so change its address for notice whenever the existing address or notice ceases to be adequate for delivery by hand. A post office box may not be used as an address for service.

9.4 Amendment. This Agreement may be amended only by a writing executed by each of the parties hereto.

9.5 Entire Agreement. The provisions contained herein constitute the entire agreement among the Buyer and the Sellers respecting the subject matter hereof and supersede all previous communications, representations and agreements, whether verbal or written, among the Buyer and the Sellers with respect to the subject matter hereof.

9.6 Enurement. This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

9.7 Assignment. This Agreement is not assignable without the prior written consent of the parties hereto.

9.8 Counterparts. This Agreement may be executed in counterparts, each of which when executed by any party will be deemed to be an original and all of which counterparts will together constitute one and the same Agreement. Delivery of executed copies of this Agreement by telecopier will constitute proper delivery, provided that originally executed counterparts are delivered to the parties within a reasonable time thereafter.

9.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such State. The parties agree to be subject to the exclusive jurisdiction and venue of the state and federal courts located in Nassau County, New York.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the parties have executed this Agreement effective as of the day and year first above written.

Shareholder: _________________________ James Durward Buyer: _____________________ Biao Tan LGSE LogSearch, Inc. By: __________________ James Durward, President

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement ("Agreement"), dated as of March ___, 2007, among, Puroil Technology, Inc. (the “Seller”), and Biao Tan (the “Buyer").

W I T N E S S E T H:

A.	WHEREAS, the Seller owns 1,000,000 shares of common stock of LogSearch Inc., hereinafter the (“Purchase Shares”).

B.
WHEREAS, Buyer wishes to purchase an aggregate of 1,000,000 shares of common stock, the Seller (collectively, the “Purchase Shares”), and the Seller desire to sell the Purchase Shares to Buyer free and clear of liens and encumbrances, for the total sum of $5.00.

C.	WHEREAS, prior to the transaction neither Buyer nor Seller was an affiliate of Company.

NOW, THEREFORE, it is agreed among the parties as follows:

The Consideration

Subject to the conditions set forth herein, Seller shall sell to Buyer and Buyer shall purchase an aggregate of 1,000,000 shares of common stock of Buyer from Seller. The purchase price for the shares to be paid by Buyer to Seller is $5.00 (the "Consideration”).

Closing and Conveyance of Shares

The Purchase Shares shall be conveyed by Seller to Buyer with duly executed stock powers by depositing with escrow agent for delivery to Buyer, upon receipt of the Consideration by Seller, and satisfaction of the conditions precedent in Article VI.

The closing of the sale of the Purchase Shares under this Agreement (the "Closing") shall occur as promptly as possible following the receipt by the Escrow Agent (as per that separate Escrow Agreement entered into between the parties) of: (i) the Consideration from the Buyer, and (ii) stock certificates representing the Shares from the Seller. At the Closing, the Escrow Agent shall deliver funds to each of the Seller representing the Purchase Price by a wire transfer of immediately available funds in accordance with wire transfer instructions to be provided by the Seller prior to the Closing. Upon receipt of a termination notice by either party, the Escrow Agent shall immediately return the certificates for the Shares together with the blank executed stock powers to the Seller, and the Consideration to the Buyer.

Representations, Warranties and Covenants of Seller and Buyer

Seller and Buyer each hereby represent, warrant and covenant as follows:

The Seller solely owns the Purchase Shares being conveyed pursuant to this Agreement beneficially and of record, free and clear of any lien, pledge, security interest or other encumbrance, and, upon payment for the Purchase Shares as provided in this Agreement, the Buyer will acquire good and valid title to the Purchase Shares, free and clear of any lien, pledge, security interest or other encumbrance. None of the Purchase Shares are the subject of any voting trust agreement or other agreement relating to the voting thereof or restricting in any way the sale or transfer thereof except for this Agreement. Seller represents that the Purchase Shares are included in a currently effective resale registration statement filed by the Company, and currently contain no restrictive legend and will not contain any such trading restrictions upon transfer pursuant to the terms herein.

Seller has full right and authority to transfer such Purchase Shares pursuant to the terms of this Agreement.

Buyer does not own nor has it owned, in the last five years, any outstanding shares of capital stock of the Company and there are no obligations of Buyer to repurchase, redeem or otherwise acquire any capital stock or equity interest of the Company.

This Agreement has been duly authorized, validly executed and delivered on behalf of the Seller and Buyer and is a valid and binding agreement and obligation of Buyer and Seller enforceable against the parties in accordance with its terms, subject to limitations on enforcement by general principles of equity and by bankruptcy or other laws affecting the enforcement of creditors' rights generally, and Seller and Buyer have complete and unrestricted power to enter into and, upon the appropriate approvals as required by law, to consummate the transactions contemplated by this Agreement.

Neither the making of nor the compliance with the terms and provisions of this Agreement and consummation of the transactions contemplated herein by Seller or Buyer will conflict with or result in a breach or violation of the Articles of Incorporation or Bylaws of Seller, or of any material provisions of any indenture, mortgage, deed of trust or other material agreement or instrument to which Buyer or Seller are a party, or of any material provision of any law, statute, rule, regulation, or any existing applicable decree, judgment or order by any court, federal or state regulatory body, administrative agency, or other governmental body having jurisdiction over Buyer or Seller, or any of its material properties or assets, or will result in the creation or imposition of any material lien, charge or encumbrance upon any material property or assets of Seller pursuant to the terms of any agreement or instrument to which Seller is a party or by which Seller may be bound or to which any of Seller’s property is subject and no event has occurred with which lapse of time or action by a third party could result in a material breach or violation of or default by Seller.

There is no claim, legal action, arbitration, or other legal or administrative proceeding, nor any order, decree or judgment in progress, pending or in effect, or to the best knowledge of the Seller threatened against or relating to Seller or affecting any of its assets, properties, business or capital stock. There is no continuing order, injunction or decree of any court, or arbitrator to which Seller is a party or by which Seller or its assets, properties, business or capital stock are bound.

3.6 The representations and warranties of the Seller shall be true and correct as of the date hereof.

3.7 No representation or warranty by Buyer or the Seller in this Agreement, or any certificate delivered pursuant hereto contains any untrue statement of a material fact or omits to state any material fact necessary to make such representation or warranty not misleading.

The Buyer agrees to the imprinting of the following legend on any certificates representing the Shares:

“THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES ARE “RESTRICTED SECURITIES” WITHIN THE MEANING OF RULE 144(3) OF THE SECURITIES ACT AND MAY NOT BE RESOLD PUBLICLY UNDER RULE 144 UNTIL CERTAIN HOLDING PERIOD REQUIREMENTS ARE MET.”

Termination of Representation and
Warranties and Certain Agreements; Indemnification

Seller shall hold harmless the Buyer and its respective officers, directors and affiliates (the "Buyer Indemnified Persons") for, and will pay to the Buyer Indemnified Persons, the amount of, any loss, liability, claim, damage (including, without limitation, incidental and consequential damages), cost, expense (including, without limitation, interest, penalties, costs of investigation and defense and the reasonable fees and expenses of attorneys and other professional experts) or diminution of value, whether or not involving a third-party claim (collectively, "Damages"), directly or indirectly arising from, attributable to or in connection with:

(a)
any representation or warranty made by Seller in this agreement or any closing deliveries, that is, or was at the time made, false or inaccurate, or any breach of, or misrepresentation with respect to, any such representation or warranty; and

(b)	any breach by any of the Seller of any covenant, agreement or obligation of Seller contained in this agreement.

(c)
any claims or litigation relating to Seller now pending or threatened or which may hereafter be brought against Buyer based upon events occurring prior to the date hereof and not attributable to the acts of the Buyer.

(d)	any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs, losses, liabilities and reasonable legal and other expenses incident to any of the foregoing.

ARTICLE V
Miscellaneous

5.1 This Agreement embodies the entire agreement between the parties, and there have been and are no agreements, representations or warranties among the parties other than those set forth herein or those provided for herein.

5.2 To facilitate the execution of this Agreement, any number of counterparts hereof may be executed, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one instrument.

5.3 All parties to this Agreement agree that if it becomes necessary or desirable to execute further instruments or to make such other assurances as are deemed necessary, the party requested to do so will use its best efforts to provide such executed instruments or do all things necessary or proper to carry out the purpose of this Agreement.

5.4 This Agreement may not be amended except by written consent of both parties.

5.5 This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York, U.S.A. applicable to agreements made and to be performed in that state, without regard to any of its principles of conflicts of laws or other laws which would result in the application of the laws of another jurisdiction. This Agreement shall be construed and interpreted without regard to any presumption against the party causing this Agreement to be drafted.

5.6 In connection with any action, suit or proceeding between the parties relating to this Agreement, or transactions contemplated hereby and thereby, each of the parties unconditionally and irrevocably consents to the exclusive jurisdiction of the courts of the State of New York located in New York County and the Federal District Court for the Southern District of New York. Each of the parties hereto unconditionally and irrevocably waives any objection to venue in New York County. Each of the parties hereto hereby waives its rights to a jury trial of any claim or cause of action based upon or arising out of this Agreement, or the transactions contemplated hereunder including contract claims, tort claims, breach of duty claims and all other common law or statutory claims. Each of the parties hereto hereby represents and agrees that each has reviewed this waiver and each knowingly and voluntarily waives its rights to a jury trial following consultation with legal counsel. In the event of litigation, a copy of this Agreement may be filed as a written consent to a trial by the court.

IN WITNESS WHEREOF, the parties have executed this Agreement this _____ day of __________________________, 2007.

Seller: Puroil Technology, Inc.	Buyer: Biao Tan

__________________________	________________________